Medical International Technology, Inc. 1872 Beaulac Street, Ville Saint-Laurent Montreal, Quebec, Canada HR4 2E7

Date:	May 15, 2007

To:	Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTN: David Burton
Mail Stop: 6010

Subject:	Response to your letter dated April 24, 2007;
RE: Form 8-K Item 4-01 filed April 20, 2007
File # 0-31469

Dear Mr. Burton,

Please find the response and actions taken regarding the subject SEC comment letter:

Medical International Technology, Inc. worked carefully with the former auditing accountants on the language of the Form 8K filed on April 20th 2007 announcing the change in auditing accountants.

In the recent fiscal year the audit functions with our prior accountants were relocated to offices in Toronto. As a result the company has had difficulty adapting to the needs of coordinating with two offices.

Medical International Technology, Inc. has in prior years worked closely with the Montreal office of the prior auditing accounting firm and has had a good working relationship. In the recent year the accounting firm shifted public company audit responsibilities to their offices in Toronto. This change has caused significant difficulties in communication and coordination towards a timely completion of our September 2006 audit.

Relations began to break down between the Company and our prior Auditing firm when delays resulted in our delisting from the OTC.BB due to the inability to file our report on form 10KSB timely. Fault for the delays is arguable and it is likely that both parties could have behaved differently to avoid the resulting delays.

As a result of these difficulties audit costs were drastically increased by multiples of prior years costs.

Relations completely broke down between the parties and the Company decided to change firms when demands for audit fees were made prior to completion. The Company was not confident that even if the mounting fees were paid that the audit would be completed without further delays. Therefore, the company chose to retain a new auditing firm and has provided them all requested financial information.

Working with the former Auditing firm the following language was included in the 8K report: During the September 30, 2006 audit engagement, management may not have provided all requested audit documentation and/or information to allow Schwartz Levitsky Feldman LLP to complete the audit of Medical International Technology, Inc. for the year ended September 30, 2006.

The language “may not” and “all requested” was chosen to convey the communications and coordination issues between the company and without arguing fault for delays. It was intended as a neutral statement and is not an affirmation that the Company, had not previously and was not willing or able to produce any requested information.

On March 16, 2007, the former Auditing accountants provided a list of nineteen open items consisting of questions and document requests. The company reviewed the list, which contained requests for documents previously provided to their Montreal office.

Additional conference calls were made resulting in little progress. Meetings with the former Auditing accountants partner in Montréal who had performed the prior audits were encouraging but ultimately the company felt the delays, spiraling costs and difficulty coordinating with the auditors offices in Montreal and Toronto were too burdensome.

The Company is working with the new firm and has provided all requested financial information and documentation requested.

If we are missing anything or if you require additional materials or information, please don’t hesitate to contact me directly at your earliest convenience.

In connection with our response to your comments, Medical International Technology acknowledges that;

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Additionally, Medical International Technology is advised that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in review of filings or in response to comments on our filings.

Thank you and best regards,

/s/Karim Menassa Karim Menassa President: Medical International Technology, Inc. 1872 Beaulac Street. Montreal (Saint-Laurent), Quebec Canada H4R 2E9 Fax: (514) 339-5750 Email: k.menassa@mitcanada.ca